Exhibit 99.1

Ecopetrol S.A.

Unaudited Interim Condensed Consolidated Financial Statements

At June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

Interim condensed consolidated statement of financial position – Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		As of June 30,	As of December 31,
	Note	2021	2020
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	6	5,021,544	5,082,308
Trade and other receivables	7	9,539,636	4,819,092
Inventories	8	7,177,346	5,053,960
Other financial assets	9	206,284	2,194,651
Current tax assets	10	5,564,971	3,976,295
Other assets	11	1,707,283	1,664,036
		29,217,064	22,790,342
Assets held for sale		52,613	44,032
Total current assets		29,269,677	22,834,374
Non–current assets
Trade and other receivables	7	738,303	676,607
Other financial assets	9	1,192,424	877,008
Investment in associates and joint ventures	12	3,311,616	3,174,628
Property, plant and equipment	13	69,380,093	66,508,338
Natural and environmental resources	14	33,235,969	31,934,159
Right-of-use assets	15	352,639	377,886
Intangible assets		588,393	555,043
Non-current tax assets	10	8,573,600	8,071,733
Goodwill		1,594,279	1,594,279
Other assets	11	1,132,741	1,090,114
Total non–current assets		120,100,057	114,859,795
Total assets		149,369,734	137,694,169
Liabilities
Current liabilities
Loans and borrowings	17	5,323,448	4,923,346
Trade and other payables	18	9,760,093	8,449,041
Provisions for employee benefits	19	1,926,005	2,022,137
Current tax liabilities	10	700,785	1,243,883
Accrued liabilities and provisions	20	1,019,076	1,221,109
Other liabilities		567,021	391,771
		19,296,428	18,251,287
Liabilities related to non-current assets held for sale		33,240	31,156
Total current liabilities		19,329,668	18,282,443
Non–current liabilities
Loans and borrowings	17	44,737,022	41,808,408
Trade and other payables	18	16,336	21,064
Provisions for employee benefits	19	11,010,528	10,401,530
Non current tax liabilities	10	2,037,091	1,866,054
Accrued liabilities and provisions	20	11,635,166	11,206,621
Other liabilities		612,878	608,686
Total non–current liabilities		70,049,021	65,912,363
Total liabilities		89,378,689	84,194,806
Equity
Subscribed and paid in capital	21.1	25,040,067	25,040,067
Additional paid in capital	21.2	6,607,699	6,607,699
Reserves	21.3	10,624,229	9,635,136
Other comprehensive income	21.5	8,583,328	7,947,062
Retained earnings		5,531,516	669,900
Equity attributable to owners of parent		56,386,839	49,899,864
Non–controlling interest		3,604,206	3,599,499
Total equity		59,991,045	53,499,363
Total liabilities and equity		149,369,734	137,694,169

Interim condensed consolidated statement of profit or loss – Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Six-month period ended
		June 30,
	Note	2021	2020

		(Unaudited)
Revenue from contracts with customers	22	36,718,764	23,641,913
Cost of sales	23	(21,943,441)	(18,909,589)
Gross profit		14,775,323	4,732,324
Administrative expenses	24	(1,178,900)	(1,371,952)
Operations and project expenses	24	(1,161,213)	(1,120,624)
Impairment (reversal of impairment) of long–lived assets	16	3,446	(1,204,279)
Other operating (expenses) income	25	(300,315)	1,411,374
Operating income		12,138,341	2,446,843
Financial results	26
Finance income		140,609	793,095
Finance expenses		(1,727,902)	(2,090,445)
Foreign exchange (loss) gain		103,627	32,991
		(1,483,666)	(1,264,359)
Share of profits of associates and joint ventures	12	115,236	61,965
Profit before income tax expense		10,769,911	1,244,449
Income tax expense	10	(3,641,359)	(908,951)
Net profit for the period		7,128,552	335,498
Net profit attributable to:
Owners of parent		6,546,938	(258,716)
Non–controlling interest		581,614	594,214
		7,128,552	335,498
Basic and diluted earnings per share ($COP)		159.2	(6.3)

Interim condensed consolidated statement of other comprehensive income – Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Six-month period ended
		June 30,
	Note	2021	2020

		(Unaudited)
Net profit for the period		7,128,552	335,498
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of taxes:
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		(220,035)	(341,091)
Hedge of a net investment in a foreign operation		(1,847,479)	(2,034,239)
Cash flow hedge with derivative instruments		(100,105)	(56,777)
Foreign currency translation		3,576,343	5,060,280
Sale of joint ventures	26	(361,728)	—
		1,046,996	2,628,173
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods, net of taxes:
Remeasurement loss on defined benefit plans		(357,891)	(45,472)
		(357,891)	(45,472)
Other comprehensive income for the period, net of tax		689,105	2,582,701
Total comprehensive income for the period, net of tax		7,817,657	2,918,199

Comprehensive income attributable to:
Owners of parent		7,183,202	2,193,925
Non–controlling interest		634,455	724,274
		7,817,657	2,918,199

Interim condensed consolidated statement of changes in equity

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Attributable to owners of parent
		Subscribed	Additional		Other			Non–
		and paid–	paid–in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2020		25,040,067	6,607,699	9,635,136	7,947,062	669,900	49,899,864	3,599,499	53,499,363
Net profit		—	—	—	—	6,546,938	6,546,938	581,614	7,128,552
Release of reserves	21.3	—	—	(5,066,156)	—	5,066,156	—	—	—
Dividends declared	21.4	—	—		—	(698,984)	(698,984)	(603,817)	(1,302,801)
Change in participation in subsidiaries		—	—	—	—	2,755	2,755	(11,106)	(8,351)
Capital restitution		—	—	—	—	—	—	(14,823)	(14,823)
Appropriation of reserves:
Legal		—	—	168,808	—	(168,808)	—	—	—
Fiscal and statutory reserves		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	5,377,359	—	(5,377,359)	—	—	—
Other comprehensive income		—	—	—	636,266	—	636,266	52,839	689,105
Balance as of June 30, 2021 (unaudited)		25,040,067	6,607,699	10,624,229	8,583,328	5,531,516	56,386,839	3,604,206	59,991,045

		Attributable to owners of parent
		Subscribed	Additional		Other			Non–
		and paid–	paid–in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2019		25,040,067	6,607,699	3,784,658	6,646,660	12,334,706	54,413,790	3,817,838	58,231,628
Net profit		—	—	-	—	(258,716)	(258,716)	594,214	335,498
Release of reserves	21.3	—	—	(540,826)	—	540,826	—	—	—
Dividends declared	21.4	—	—		—	(7,401,005)	(7,401,005)	(728,022)	(8,129,027)
Change in participation in subsidiaries		—	—	-	—	—	—	160	160
Appropriation of reserves:
Legal		—	—	1,325,148	—	(1,325,148)	—	—	—
Fiscal and statutory reserves		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	4,557,074	—	(4,557,074)	—	—	—
Other comprehensive income		—	—	—	2,452,641	—	2,452,641	130,060	2,582,701
Balance as of June 30, 2020 (unaudited)		25,040,067	6,607,699	9,635,136	9,099,301	(1,175,493)	49,206,710	3,814,250	53,020,960

Interim condensed consolidated statement of cash flow – Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Six-month period ended
		June 30,
	Note	2021	2020

		(Unaudited)
Cash flow provided by operating activities:
Net profit for the period		7,128,552	335,498
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	3,641,359	908,951
Depreciation, depletion and amortization		4,697,645	4,526,524
Foreign exchange loss (gain)	26	258,101	(32,991)
Realization of other comprehensive income from the sale of a joint venture	26	(361,728)	-
Finance expenses of loans and borrowings	26	1,166,137	1,138,478
Finance cost of post–employment benefits and abandonment costs	26	463,996	433,306
Write off of exploratory assets and dry wells	14	170,204	100,186
Loss on disposal of non–current assets		17,441	2,233
Gain derived from business combinations	25	-	(1,373,112)
Gain on loss of control	25	-	(65,570)
Impairment loss of short–term assets	25	18,844	7,304
(Reversal) of impairment loss / impairment loss of non–current assets	16	(3,446)	1,204,279
Loss (gain) on fair value adjustment of financial assets		18,978	(42,499)
Loss (gain) on hedging transactions with derivatives		9,931	(87,959)
Share of profit of associates and joint ventures	12	(115,236)	(61,965)
Hedge ineffectiveness	27.3	14,190	8,384
Realized loss on foreign exchange cash flow hedges	22	81,096	97,111
Net change in operational assets and liabilities:
Trade and other receivables		(4,625,360)	893,520
Inventories		(1,969,700)	821,844
Trade and other payables		691,693	(3,428,039)
Tax assets and liabilities		(1,386,835)	(1,200,357)
Provisions for employee benefits		(323,663)	(7,565)
Provisions and contingencies		76,363	(111,621)
Other assets and liabilities		49,025	242,399
		9,717,587	4,308,339
Income taxes paid		(3,470,634)	(3,983,753)
Net cash provided by operating activities		6,246,953	324,586
Cash flow used in investing activities:
Investment in property, plant and equipment	13	(2,257,841)	(1,982,520)
Investment in natural and environmental resources	14	(2,866,790)	(3,842,198)
Acquisitions of intangibles		(63,345)	(20,279)
Sales (purchases) of other financial asset		1,706,698	(571,512)
Interests received	26	67,855	179,505
Dividends received		82,038	71,834
Proceeds from sales of assets		10,758	9,446
Net cash used in investment activities		(3,320,627)	(6,155,724)
Cash flow used in financing activities:
Proceeds from borrowings		70,125	11,875,213
Repayment of borrowings		(751,216)	(747,509)
Interest payments		(1,213,422)	(1,054,873)
Lease payments	15	(150,191)	(171,260)
Dividends paid	21.4	(1,150,541)	(2,336,560)
Net cash (used in) provided by financing activities		(3,195,245)	7,565,011
Exchange difference in cash and cash equivalents		208,155	438,316
Net (decrease) increase in cash and cash equivalents		(60,764)	2,172,189
Cash and cash equivalents at the beginning of the period		5,082,308	7,075,758
Cash and cash equivalent at the end of the period	6	5,021,544	9,247,947

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.    Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group. Its corporate purpose is to develop commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products on its own or through its subsidiaries (hereafter “Ecopetrol”, the “Company” or Ecopetrol Business Group).

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 - 24.

2.    Basis of presentation

2.1   Statement of compliance and authorization of financial statements

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2020 included in Form 20-F 2020.

Ecopetrol Business Group prepares its consolidated financial statements included within Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in Form 20-F 2021 which are the same as those used in the previous year.

These unaudited interim condensed consolidated financial statements were approved by the Group's Board of Directors on October 1st, 2021.

2.2   Considerations and effects of Covid-19

As mentioned in the Consolidated Financial Statements as of December 31, 2020, since the beginning of the pandemic in Colombia, the Group has taken the measures to ensure the sustainability of the business in an environment of low prices during 2020, prioritizing the opportunities to cash generation with better equilibrium prices, maintaining growth dynamics with a focus on executing strategic asset development plans and preserving the value of assets through investments that provide reliability, integrity and continuity to the current operation in refineries, transportation systems and production fields.

In addition, during 2021, the behavior of crude oil and products prices has shown a recovery due to the maintenance of supply, given fact that the Organization of the Petroleum Exporting Countries (OPEC) has a preponderant factor to keep the market balanced. In terms of demand, vaccination campaigns began in several countries around the world, increasing the expectations of a sustained recovery, taking Brent to an average of 65.2 USD/Bl (2020 - 42.1 USD / Bl).

The Group will continue monitoring the evolution of the COVID-19 pandemic and the markets to determine the need to implement subsequent stages of the intervention plan and will continuously review the indicators of impairment of long-lived assets and investments in companies.

2.3   Bases of consolidation

For presentation purposes, these consolidated condensed interim financial statements were prepared by consolidating all companies set out in Exhibit 1, in which Ecopetrol exercises control, directly or indirectly.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The subsidiaries are consolidated from the date on which control is obtained until the date on which it ceases.

The acquisition of Guajira Association on May 1, 2020, that was accounted for as a business combination under IFRS 3, Business Combination, was finalized in 2021 with no changes in the fair value of the assets and liabilities previously recognized on the acquisition date.

3.    Significant accounting judgments and estimates

The preparation of the financial statements requires that the Company’s Management makes estimates to quantify some of the assets, liabilities, income, expenses and commitments. These estimates have been determined based on the best available information on the facts analyzed. Changes to these estimates are recognized prospectively in the period in which the estimate is revised.

In the course of 2021, there have been no changes in the significant accounting estimates and judgments used in the preparation of the consolidated financial statements as of December 31, 2020.

4.    Accounting policies

The Group’s main accounting policies are described in the accounting policies section of the annual report with a cut-off date of December 31, 2020 and they have been applied consistently for the period comprising these unaudited interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2021.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the consolidated financial statements as of December 31, 2020.

5.    New standards and regulatory changes

5.1   New standards adopted by the Group, effective as of January 1, 2021

●	Reform to the benchmark interest rate phase 2: In August 2020, IASB published this draft, which complements the one issued in 2019 and focuses on the effects on the financial statements when a company replaces the benchmark interest rate above for an alternative reference rate. The modifications in this phase refer to changes in contractual cash flows, hedge accounting and risk management disclosures.

Benchmark interest rates such as interbank offer rates (IBOR) have an important role in global financial markets, being “LIBOR” one of the most used by various companies for corporate debt and derivative instruments trading, among others. The G20 asked the Financial Stability Board (FSB) to carry out a review of the main benchmark interest rates. As a result of the review, LIBOR and other rates are expected to be replaced with new ones that give greater confidence to the markets in general.

Within the accounting analysis, Ecopetrol established that the contractual cash flows of financial assets or liabilities measured at amortized cost would change as a result of the IBOR reform; however, it is expected that this change will not have an application impact on the financial statements, given the exceptions provided by the amendment where it is established that, if the modification occurs as a direct consequence of the interest rate reform and the new rate is economically equivalent to the previous basis, the entity will not have to make a re-estimate of future interest payments. Monthly financial expenses will be measured at the new interest rate without implying a remeasurement in the rate that could affect the current cost of the financial asset and/or financial liability.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.2   New standards issued by the IASB that will enter into force in future periods

The IASB issued amendments to the following IFRS, with application as of January 1, 2022 or subsequent periods, it is clarified that the application of these amendments in Colombia is subject to the decrees issued by the Ministry of Industry, Commerce and Tourism:

●	IAS 16 - Property, plant and equipment: amendment that determines the prohibition to deduct from the cost of property, plant and equipment the sales revenue of goods produced, while the company prepares the asset for its intended use. The Ecopetrol Business Group is assessing the application of the amendment to IAS 16 in sales to third parties of the extensive production tests; disclosing separately the amounts of income and costs related to the items produced.
●	IFRS 3 - Business combinations: a reference from the standard to the Conceptual Framework was updated.
●	IAS 37 - Provisions, Liabilities and Contingent Assets: in which it details the costs that an entity must include when determining whether a contract is onerous.
●	Annual improvement cycle 2018-2020 that involves adjustments to IFRS 1 - subsidiary as a first-time adopter, IAS 41 – taxation in fair value measurements, IFRS 16 – lease incentives and IFRS 9 – fees in the 10% test for derecognition of financial liabilities, which clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.
●	Amendment to IAS 1 - Classifications of liabilities as currents or non-current effective as of January 1st, 2023 as well as the following limited scope amendments.
●	Amendments to IAS 1 - Presentation of financial statements. Companies should disclose material information about their accounting policies and apply the concept of materiality to disclosures of accounting policies.
●	Amendments to IAS 8 - Accounting policies, changes in accounting estimates and errors. Clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates.
●	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce the diversity in reporting of deferred tax on leases and abandonment obligations. The modifications are effective for the annual periods as of January 1, 2023.

The Group is constantly monitoring changes in local accounting regulations to assess the possible impacts that the new standards issued by the international organization may generate in their adoption in Colombia.

6.    Cash and cash equivalents

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Banks and corporations	4,749,147	4,215,518
Short-term investments	272,141	866,606
Cash	256	184
	5,021,544	5,082,308

As of June 30, 2021, restricted resources were included for COP$71,095 (December 31, 2020 for COP$13,679), mainly destined for the exclusive payment of capital and interest on loans incurred by Oleoducto Bicentenario de Colombia S.A.S.

The fair value of cash and cash equivalents approximates their carrying amount due to their short-term nature (less than three months) and their high liquity.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.    Trade and other receivables

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Current
Customers
Foreign	2,987,223	2,021,070
Domestic	2,236,968	1,913,106
Fuel price stabilization fund (1)	3,785,873	319,927
Employee loans	91,738	97,723
Industrial services	41,007	39,651
Related parties (Note 28)	28,332	105,048
Others (2)	368,495	322,567
	9,539,636	4,819,092
Non–current
Employee loans	461,709	474,693
Domestic customers	55,479	51,955
Others (2)	221,115	149,959
	738,303	676,607

(1)

Corresponds to the application of Resolution 180522 of March 29, 2010 and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). According to the Resolution, the increase in receivables corresponds to the increase in Brent prices.

(2)	Corresponds mainly to crude oil loan agreements in transportation systems.

The carrying amounts of trade and other receivables approximate their fair values.

8.    Inventories

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Crude (1)	2,646,261	1,719,426
Fuels and petrochemicals	2,357,105	1,407,297
Materials for goods production	2,173,980	1,927,237
	7,177,346	5,053,960

(1)	The variation is mainly generated by the increase in the price of crude oil given the recovery of international benchmarks observed in 2021 and by a higher level of inventory in transit.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.    Other financial assets

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Assets measured at fair value
Investment portfolio – Local currency	468,725	474,535
Investment portfolio – Foreign currency	913,753	2,494,124
Assets measured at fair value through other comprehensive income	1,182	732
Hedging instruments (1)	11,460	98,877
	1,395,120	3,068,268
Assets measured at amortized cost	3,588	3,391
	1,398,708	3,071,659
Current	206,284	2,194,651
Non–current	1,192,424	877,008
	1,398,708	3,071,659

(1)	As of June 30, 2021, it corresponds to swap contracts to hedge commodity price risk and forwards to hedge exchange rate risk.

Fair value

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Level 1	120,893	5,273
Level 2	1,274,227	3,062,995
	1,395,120	3,068,268

There were no transfers between hierarchy levels during the periods.

For the process of establishing levels of the fair value for investments, in addition to the information used for valuation, other relevant aspects are also considered, such as the issuer rating, investment rating and issuer risk analysis performed by the Group, thus making it possible to establish the appropriate hierarchy level for investments.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.    Taxes

10.1   Current tax assets and tax liabilities

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Current tax assets
Income tax (1)	2,351,296	1,823,027
Credit tax balance (2)	2,135,113	1,311,693
Other taxes (3)	1,078,562	841,575
	5,564,971	3,976,295
Non-current tax assets
Deferred tax (4)	8,162,781	7,673,912
Income tax (5)	410,819	397,821
	8,573,600	8,071,733

Current tax liabilities
Income tax payable (6)	246,794	811,197
Industry and commerce tax	123,536	161,813
National tax and surcharge on gasoline	142,535	137,710
Carbon tax	45,233	64,091
Value added tax	53,411	5,607
Other taxes	89,276	63,465
	700,785	1,243,883

Non-current tax liabilities
Deferred tax (7)	1,784,493	1,639,206
Income tax (8)	252,598	226,848
	2,037,091	1,866,054

(1)	Given the payment for self-withholdings during the year, credit for foreign tax paid, credit for 50% of the industry and commerce paid has generated a favorable balance for the term.
(2)	Corresponds mainly to the Ecopetrol´s value added tax (VAT) and credit industry and commerce tax balance.
(3)	Includes the VAT credit derived from the acquisition of real productive fixed assets, following Article 95 of Law 2010 of 2019 and municipal advance payments and municipal self-withholdings.
(4)	The increase presented in the deferred tax asset during 2021, was generated mainly by the effect of foreign exchange in loans. The financial projections of the Group estimate that in the future enough fiscal profits will be generated to allow their recoverability within the terms established in the current fiscal regulations.
(5)	Corresponds to the effective VAT credit paid on the acquisition of real productive fixed assets, which, given the limitations established by law, will be used in future income tax returns.
(6)	Corresponds mainly to the Ocensa and Cenit value income tax advances for the fiscal year 2021.
(7)	The increase is mainly due to the variation in the exchange rate.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(8)	The advance payment mechanism of “works for taxes” is regulated by article 800 of the tax statute, which established it as a form of payment in respect to the income tax payable for the years 2017, 2018 and 2019. In compliance therewith, in May 2018, 2019 and 2020, the Group recognized an asset and a liability for the value of the projects designated for each fiscal year.

According to IAS 34, for deferred income tax calculation purposes, the Company used the best estimate of the weighted average annual income tax rate expected for the full financial year.

10.2   Income tax

In accordance with Law 2010/2019 (Tax Reform) the tax provisions applicable in Colombia for the taxable year 2021 are the following:

-	The general rate of income tax applicable to national companies, permanent establishments and foreign entities will be 31% and 30% for the year 2022 and subsequent years.
-	For the years 2020 and 2021, the applicable rate for purposes of calculating the income tax under the presumptive income system will be 0.5% and 0%, respectively, of the taxpayer's net worth from the immediately previous year.
-	The income tax for tax free trade zone users will be 20% if the company is located in the free zones and has a Legal Stability Agreement (hereinafter, LSA) the income tax rate will continue to be 15% during the term of said contract. This is the case of Refinería de Cartagena S.A.S. (“Reficar”) and Esenttia Masterbatch Ltda. ("Esenttia MB").
-	For fiscal year 2021, the Group had subsidiaries that were subject to a 31% income tax rate, subsidiaries located in free trade zones that were subject to a 15% income tax rate depending upon whether or not they complied with the LSA rules and other subsidiaries that were subject to statutory income tax rates applicable in countries where they are incorporated.
-	The tax depreciation percentages are adjusted based on the table established in Law 1819 of 2016. On the other hand, oil investments amortization will be calculated based on the technical production units as it is recorded for accounting purposes.
-	The cost of acquisition of exploration rights, geology and geophysics (G&G), exploratory drilling, among others, is capitalized for tax purposes until the technical and commercial feasibilities of extracting the resource are achieved.
-	Tax losses generated as of January 1, 2017, may be offset by the liquid income generated in the following 12 years.
-	Following the article 290 of Law 1819 of 2016, any excess between estimated income reported and CREE that has not yet been offset may be offset in accordance with the formula provided for this purpose in said article and subject to the term established in Article 189 of the Colombian Tax Code.

Statute of limitation of review for tax returns

By general rule, the statute of limitations for the income tax return corresponds to 3 years counted as from the due date to file the return or the filing date, when these have been filed late. Returns filed by taxpayers that have made transactions, subject to the transfer pricing regulations, have a five-year statute of limitations, for the tax returns that are filed as of January 1, 2020.

For tax returns with credit balances, the statute of limitations will be 3 years as of the filing date of the request for refund or offsetting.

For tax returns in which tax losses are carried forward, the statute of limitations will be 6 years (5 years from 2020) counted as of their filing date.

With respect to tax returns where tax losses are calculated, the statute of limitations will be 12 years and if the losses are carried forward within the last 2 years of the 12–year period, the statute of limitations will be extended up to 3 additional years from the year of offsetting.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The income tax returns of the taxable years 2011, 2012, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 and income tax for equality - CREE - of the taxable years 2014, 2015, and 2016 of Group Companies are subject to acceptance and review by the tax authorities.

Income tax expense

	Six-month period ended
	June 30,
	2021	2020
	(Unaudited)
Current income tax	2,746,903	1,741,312
Deferred income tax	913,455	(801,302)
Adjustments to prior years’ current and deferred tax	(18,999)	(31,059)
Income tax expense	3,641,359	908,951

Reconciliation of the income tax expenses

For interim periods, and in compliance with IAS 34, the income tax for the period is recognized by applying the effective tax rate projected for the year to the pre-tax accounting profit of the period of closing.

The effective tax rate as of June 30, 2021 is 33.8%; the variation of -39.2% against the rate as of june 30, 2020 (73.0%) is mainly due to the projected profit, originated mainly from the recovery of crude oil prices, the devaluation of the Colombian peso against the U.S. dollar, its corresponding effect of adjustment for exchange rate difference in the companies of the business group which the functional currency is U.S. dollar, the effect for current and deferred income tax prior years, the effect for differences in tax rates in Colombia, differences between free trade zone versus the rest of colombian territories, the deferred tax assets for tax losses in 2020 and recoverability in 2021 and the effect of group companies with losses that have a different tax rate than their parent company.

Deferred income tax

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Deferred tax assets	8,162,781	7,673,912
Deferred tax liabilities	(1,784,493)	(1,639,206)
Net deferred income tax	6,378,288	6,034,706

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The detail of deferred taxes assets and liabilities is as follows:

	As of June 30,	As of December 31,
	2021	2020
Deferred tax assets (liabilities)	(Unaudited)
Loss carry forwards (1)	3,541,693	4,478,606
Provisions (2)	3,217,136	3,187,850
Employee benefits (3)	2,038,462	1,874,242
Accounts payable	25,084	(10,626)
Loans and borrowings (4)	1,983,432	846,019
Accounts receivable	126,954	183,843
Excess presumptive income	—	61,722
Other	(17,844)	47,269
Goodwill (5)	(366,346)	(366,346)
Property plant and equipment and Natural and environmental resources (6)	(4,170,283)	(4,267,873)
	6,378,288	6,034,706

(1)	The reduction compared to December 2020 mainly corresponds to the fact that the deferred tax associated with tax losses and excess presumptive income for Ecopetrol was offset based on the results and projections for the year. The deferred tax asset for tax losses corresponds to COP$3,541,693, made up of: Ecopetrol USA Inc. for COP$1,793,913, Refinería de Cartagena for COP$1,734,569, and Invercolsa COP$13,211.
(2)	Corresponds to non-deductible accounting provisions, mainly the asset retirement obligation (ARO) provision.
(3)	Actuarial calculations for health, pensions, education, pension bonuses and other long-term benefits to employees.
(4)	The increase is mainly due to the variation in the exchange rate.
(5)	According to Colombian tax law, goodwill acquired before 2017 is subject to amortization, while under IFRS it is not amortized but such goodwill is subject to impairment tests, and any difference results in a deferred tax liability.
(6)	For tax purposes natural and environmental resources and property, plant and equipment have a useful life and a methodology for calculating depreciation and amortization different from those determined under international accounting standards. Under NCIF (Accounting and Financial Information Standards accepted in Colombia), the useful life is determined by a technical analysis. This difference translates into a different depreciation base for accounting and tax purposes. Within this item the amount of tax is also included for capital gains of 10% on land, as well as the application of the income tax rate of 31% and 30% for the other assets.

The Group offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and liabilities, and in the case of deferred tax assets and liabilities, to the extent that they also correspond to income taxes required by the same tax jurisdiction and by the same tax authority.

Non-recognized deferred tax asset

The deferred tax asset related to the tax losses generated by the following companies are not recognized, Andean Chemicals Ltd for COP$1,852, and the excess of presumptive income of Hocol Petroleum Company (“HPL”) for COP$12,077, Andean Chemicals Ltd for COP$4,332 and Refinería de Cartagena S.A.S for COP$227,680. Since Management has assessed and reached the conclusion it is not probable that the deferred tax asset related to these tax losses and presumptive income excesses will be recoverable in the short term.

Additionally, the deferred tax asset was not recognized on the difference between the accounting and tax basis associated with investments in Ecopetrol subsidiaries and joint ventures (Base: COP$827,710 - Tax: COP$82,771), as the Ecopetrol Business Group does not have any intention of selling these assets in the foreseeable future and Ecopetrol is able to control the timing of the reversal of the temporary difference.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movements of deferred tax assets and liabilities to income for the periods ended June 30, 2021 and December 31, 2020:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Opening balance	6,034,706	5,480,516
Deferred tax recognized in profit or loss	(929,331)	928,517
Increase due to business combinations	—	(383,346)
Deferred tax recognized in other comprehensive income (a)	1,084,030	89,526
Foreign currency translation	188,883	(80,507)
Closing balance	6,378,288	6,034,706

(a)	The following is the composition of the income tax recorded against other comprehensive income:

June 30, 2021 (unaudited)	Base	Deferred tax	Total
Actuarial valuation gains (losses)	511,273	(153,382)	357,891
Cash flow hedging for future crude oil exports	315,515	(95,480)	220,035
Hedge of a net investment in a foreign operation	2,639,256	(791,777)	1,847,479
Hedge with derivative instruments	143,496	(43,391)	100,105
	3,609,540	(1,084,030)	2,525,510

December 31, 2020	Base	Deferred tax	Total
Actuarial valuation gains (losses)	(137,459)	41,238	(96,221)
Cash flow hedging for future crude oil exports	(1,186)	1,908	722
Hedge of a net investment in a foreign operation	520,490	(156,147)	364,343
Hedge with derivative instruments	(78,547)	23,475	(55,072)
	303,298	(89,526)	213,772

11.    Other assets

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Current
Partners in joint operations (1)	638,313	534,145
Advanced payments to contractors and suppliers	509,706	503,698
Prepaid expenses	244,957	369,979
Trust funds (2)	281,424	218,158
Related parties (Note 28)	2,469	7,093
Other assets	30,414	30,963
	1,707,283	1,664,036
Non–current
Abandonment and pension funds (3)	410,586	405,376
Trust funds (2)	373,494	338,067
Employee benefits (4)	232,387	221,658
Advanced payments and deposits	54,101	54,392
Judicial deposits and judicial attachments	39,818	42,672
Other assets	22,355	27,949
	1,132,741	1,090,114

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	Corresponds to the net value of cash calls and cutbacks generated in relation to the operations carried out with partners through Exploration and Production (E&P) contracts, Technical Evaluations (TEA) contracts and agreements entered in to with the National Hydrocarbons Agency of Colombia (ANH), as well as through association contracts and other types of contracts.
(2)	It mainly includes the resources invested in a trust destined to taxes paid through social and infrastructure projects, payment mechanism for 2019- and 2020-income tax, constituted in compliance with article 238 of Law 1819 of 2016 - Tax Reform.
(3)	Corresponds to Ecopetrol’s share in trusts established to support costs of abandonment of wells and dismantling of facilities as well as the payment of future retirement pensions in some association contracts.
(4)	Corresponds to the benefit of lower interest rates on employee loans, granted by Ecopetrol.

12.    Investments in associates and joint ventures

12.1   Composition and movements

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Joint ventures
Equion Energía Limited	1,780,068	1,642,735
Offshore International Group (1)	—	613,258
Ecodiesel Colombia S.A.	48,253	51,672
	1,828,321	2,307,665
Less impairment:
Equion Energía Limited	(314,460)	(314,460)
Offshore International Group (1)	—	(609,826)
	1,513,861	1,383,379
Associates
Gases del Caribe S.A. E.S.P.	1,524,380	1,512,629
Gas Natural del Oriente S.A. E.S.P.	139,502	143,893
Gases de la Guajira S.A. E.S.P.	69,748	69,518
E2 Energía Eficiente S.A. E.S.P.	34,761	35,614
Extrucol S.A.	26,076	26,996
Serviport S.A.	8,541	8,541
Sociedad Portuaria Olefinas	3,288	2,599
	1,806,296	1,799,790
Less impairment: Serviport S.A.	(8,541)	(8,541)
	1,797,755	1,791,249
	3,311,616	3,174,628

(1)	On January 19, 2021, by signing the share purchase agreement with one of the subsidiaries of De Jong Capital LLC., as the buyer, Ecopetrol formalized the disposal of the entire participation in the equity in Offshore International Group (OIG), in which it had a participation of 50%. This operation generated the following impacts on the results of the period: profit from the sale of assets for COP$4,923 and the realization of other comprehensive income for COP$361,728 (Note 26).

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Movement of investments in associates and joint ventures for the period ended June 30, 2021:

	Associates	Joint ventures	Total
Balance as of December 31, 2020	1,791,249	1,383,379	3,174,628
Equity method recognized in:
Profit or loss	90,317	24,919	115,236
Share of other comprehensive income	488	124,044	124,532
Dividends declared	(84,299)	(15,000)	(99,299)
Transfers	—	(3,481)	(3,481)
Balance as of June 30, 2021 (Unaudited)	1,797,755	1,513,861	3,311,616

	Associates	Joint ventures	Total
Balance as of December 31, 2019	1,826,757	1,418,315	3,245,072
Equity method recognized in:
Profit or loss	114,779	(38,443)	76,336
Share of other comprehensive income	(2,923)	—	(2,923)
Dividends declared	(148,665)	(9,017)	(157,682)
Impairment reversal (loss)	2,529	(69,041)	(66,512)
Foreign currency translation	(1,228)	81,565	80,337
Balance as of December 31, 2020	1,791,249	1,383,379	3,174,628

13.    Property, plant and equipment

The movement of property, plant and equipment for the period ended June 30, 2021 with its corresponding depreciation and impairment, has been as follows:

		Pipelines,
	Plant and	networks and	Work in
	equipment	lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2020	51,088,781	37,141,694	7,514,228	8,412,469	4,112,826	2,692,461	110,962,459
Additions/capitalizations	753,624	429,434	902,157	66,392	1,649	104,585	2,257,841
Decrease in abandonment cost (Note 20)	—	(22,521)	—	—	—	—	(22,521)
Capitalized financial interests (1)	31,761	14,117	13,558	2,014	88	5,442	66,980
Exchange differences capitalized	954	424	407	61	3	164	2,013
Disposals	(130,961)	(12,809)	(33)	(8,821)	(246)	(24,679)	(177,549)
Foreign currency translation	2,845,316	1,015,583	79,730	124,088	148,475	64,383	4,277,575
Reclassifications/transfers	(229,938)	43,931	(3,940)	14,203	—	(46,975)	(222,719)
Balance as of June 30, 2021 (Unaudited)	54,359,537	38,609,853	8,506,107	8,610,406	4,262,795	2,795,381	117,144,079

Accumulated depreciation and impairment losses
Balance as of December 31, 2020	(21,256,869)	(17,558,024)	(1,023,456)	(3,628,724)	(78,548)	(908,500)	(44,454,121)
Depreciation expense	(1,159,638)	(748,567)	—	(183,338)	—	(53,827)	(2,145,370)
(Impairment) Recovery	3,432	—	—	18	—	—	3,450
Disposals	124,202	3,577	—	5,451	—	22,981	156,211
Foreign currency translation	(975,677)	(432,119)	(932)	(40,976)	(3,130)	(32,463)	(1,485,297)
Reclassifications/transfers	170,367	(17,697)	20,127	(7,554)	—	(4,102)	161,141
Balance as of June 30, 2021 (Unaudited)	(23,094,183)	(18,752,830)	(1,004,261)	(3,855,123)	(81,678)	(975,911)	(47,763,986)
Balance as of December 31, 2020	29,831,912	19,583,670	6,490,772	4,783,745	4,034,278	1,783,961	66,508,338
Balance as of June 30, 2021 (Unaudited)	31,265,354	19,857,023	7,501,846	4,755,283	4,181,117	1,819,470	69,380,093

(1)	Financial interest is capitalized based on the weighted average rate of borrowing costs. See Note 17 - Loans and borrowings.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Group performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of cash generating units were disclosed in the financial statements for the year ended December 31, 2020. No indicators of impairment were identified by management on June 30, 2021.

14.    Natural and environmental resources

The movement of natural resources and the environment for the period ended June 30, 2021, with corresponding amortization, calculated based on production units, and impairment has been as follows:

	Oil and gas	Asset retirement	Exploration and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2020	65,367,278	7,231,851	8,867,894	81,467,023
Additions /capitalizations (1)	1,320,790	268,342	1,277,658	2,866,790
Decrease in abandonment costs (Note 20)	—	(36,272)	—	(36,272)
Disposals	(2,910)	—	(4,924)	(7,834)
Disposals of exploratory assets and dry wells (2)	—	—	(170,204)	(170,204)
Capitalized financial interests	41,235	—	14,436	55,671
Exchange differences capitalized	1,239	—	434	1,673
Foreign currency translation	1,104,483	54,156	580,513	1,739,152
Reclassifications/transfers	209,981	1,309	11,865	223,155
Balance as of June 30, 2021 (Unaudited)	68,042,096	7,519,386	10,577,672	86,139,154

Accumulated amortization
Balance as of December 31, 2020	(46,106,147)	(2,981,449)	(445,268)	(49,532,864)
Amortization expense	(1,675,973)	(735,839)	—	(2,411,812)
Disposals	325	—	—	325
Foreign currency translation	(788,135)	(23,432)	—	(811,567)
Reclassifications/transfers	(256,321)	—	109,054	(147,267)
Balance as of June 30, 2021 (Unaudited)	(48,826,251)	(3,740,720)	(336,214)	(52,903,185)

Balance as of December 31, 2020	19,261,131	4,250,402	8,422,626	31,934,159
Balance as of June 30, 2021 (Unaudited)	19,215,845	3,778,666	10,241,458	33,235,969

(1)	It mainly includes a) Ecopetrol Permian COP$1,108,482 for investments made in drilling of wells and construction of facilities executed in Rodeo, b) Ecopetrol S.A. COP$1,478,731 mainly Cantagallo, Casabe, Castilla, Chichimene and Rubiales fields and c) Hocol COP$188,752 mainly in Mamey-3, Pintado, Pozo Toldado, SN-8, Rc7 Pozo Basari y Ocelote wells.
(2)	It mainly includes the Moyote well by Ecopetrol México for COP$97,412 and Ecopetrol S.A. mainly includes the Aguas Blancas, Alqamari-1 and Nafta-1 wells for COP$29,650, Hocol Chacha 2 well for COP$ 10,864 and from Ecopetrol America the Silverback # 1 well for COP$ 4,275. Additionally, for Hocol includes exploratory and capitalized project expenses for COP$ 28,335.

Ecopetrol performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of cash generating units were disclosed in the financial statements for the year ended December 31, 2020. No indicators of impairment were identified by management on June 30, 2021

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.    Right-of-use assets

	Right-of-use assets
	Lands and	Plant and		Right-of-use	Lease
	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2020	93,472	133,939	150,475	377,886	1,055,198
Additions	9,347	1,135	782	11,264	11,264
Amortization expense	(15,535)	(30,305)	(42,278)	(88,118)	—
Remeasurements	2,234	34,978	5,400	42,612	43,851
Disposals	(208)	—	—	(208)	(5,085)
Finance cost	—	—	—	—	27,621
Payment of capital and interests	—	—	—	—	(150,191)
Exchange difference	5,778	1,933	1,492	9,203	35,087
Balance as of June 30, 2021 (unaudited)	95,088	141,680	115,871	352,639	1,017,745

16.    Impairment of non-current assets

According to the behavior of the key market assumptions as of June 30, 2021, no factors or circumstances were identified that indicate that the book value of its assets may be above its recoverable value. In terms of supply, there has been a recovery since the Organization of the Petroleum Exporting Countries (OPEC) has represented a preponderant factor to keep the market balanced. Additionally, better refining margins and vaccination campaigns have advanced in several countries of the world, raising expectations of a sustained recovery. Thus, the net movement in impairment in 2021 is a recovery of COP$3,446 mainly for Refinería de Cartagena S.A.S. and Cenit, due to the recovery of certain materials classified as property, plant and equipment.

As of March 31, 2020, Ecopetrol performed a quantitative impairment analysis considering the pandemic situation that started in 2020 and its effect on market variables, adjusting the assumptions used in the December 31, 2019 assessment as follows:

-

Oil price - Brent: The price was adjusted for the first year (2020) going from US COP$ 55.61/Bl to US COP$ 40.00/Bl, the medium and long-term curve was maintained as it was used for the end of 2019. The quality differentials and refining margins were adjusted at this new price.

-

Discount rates: were updated with the macroeconomic variables after the price war began, for the exploration and production segment were used 5.47% and for investments in companies 7.21%. The volatility of the market variables used to calculate the weighted average cost of capital could generate significant variations in discount rates.

In terms of the Oil and gas reserve balance as of March 31, 2020, the inputs and other assumptions remained constant as at the end of 2019.

As of June 2020, the impairment recognition corresponds to property, plant and equipment ($655,087), natural resources ($495,656), investments in associates and joint ventures ($53,249) and other non-current assets ($287). The main production wells that recognized impairment expenses were Casabe, Tibú, Jazmin, Lisama and Hobo at Ecopetrol; Espinal, La Hocha, Cupia and La Punta in Hocol, and in K2 in America. An additional impairment was recognized in Offshore International Group.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.    Loans and borrowings

17.1   Composition of loans and borrowings

			As of June 30,	As of December 31,
	Interest rate*		2021	2020
	2021	2020	(Unaudited)
Local currency
Bonds	8.4%	6.4%	1,085,068	1,084,461
Syndicate loans	5.9%	5.6%	706,173	811,079
Lease liabilities (1)	6.3%	6.6%	795,630	836,489
Commercial loans and others	3.8%	6.3%	351,926	312,408
			2,938,797	3,044,437
Foreign currency
Bonds (2)	6.0%	6.0%	37,083,467	33,944,548
Commercial loans	3.5%	3.6%	8,422,931	8,247,014
Loans from related parties (Note 28)			1,393,160	1,277,046
Lease liabilities (1)	6.1%	6.1%	222,115	218,709
			47,121,673	43,687,317
			50,060,470	46,731,754
Current			5,323,448	4,923,346
Non–current			44,737,022	41,808,408
			50,060,470	46,731,754

*     Weighted average effective interest rate for the end of each period

(1)	Corresponds to the present value of the payments to be made during the term of the operating leases of pipelines, tanks, real estate and vehicles, recognized as a result of the adoption of IFRS 16 – Leases. See Note 15.
(2)	The movement corresponds mainly to the exchange rate and the recognition of the amortized cost of the financial instrument.

17.2   Fair value

Fair value of loans and borrowings corresponds to COP$53,406,293 and COP$52,721,790 as of June 30, 2021 and December 31, 2020, respectively.

For fair value measurement, local currency bonds were valued using Precia reference prices, while bonds in U.S. dollars, were valued using Bloomberg. Regarding the other financial obligations for which there is no market benchmark, a discount to present value technique was used. These rates incorporate market risk through some benchmarks (Libor, DTF) and the Group’s credit risk (spread).

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.3   Maturity profile

The following is the maturity profile of loans and borrowings as of June 30, 2021:

	Up to 1
	year	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	83,953	393,012	362,357	245,746	1,085,068
Syndicate loans	239,018	467,155	—	—	706,173
Lease liabilities	164,448	380,922	224,051	26,209	795,630
Commercial loans and others	100,226	251,700	—	—	351,926
	587,645	1,492,789	586,408	271,955	2,938,797
Foreign currency
Bonds	2,080,731	20,340,676	8,942,639	5,719,421	37,083,467
Syndicate loans	1,159,535	4,410,301	357,242	—	5,927,078
Commercial loans	35,856	2,459,997	—	—	2,495,853
Lease liabilities	66,521	155,594	—	—	222,115
Loans from related parties (Note 28)	1,393,160	—	—	—	1,393,160
Balance as of June 30, 2021 (Unaudited)	4,735,803	27,366,568	9,299,881	5,719,421	47,121,673
	5,323,448	28,859,357	9,886,289	5,991,376	50,060,470

17.4   Loans designated as hedging instrument

As of June 30, 2021, the Group designated USD$9,615 million of foreign currency debt as a hedging instrument of which, USD$8,315 million is used to hedge the net investment in foreign operations with the US dollar as their functional currency and USD$1,300 million is used to hedge the cash flows of future crude oil exports. See Note 27 - Risk Management.

18.    Trade and other payables

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Current
Suppliers	7,207,899	6,491,909
Partner's advances	967,790	497,898
Withholding tax	483,709	462,429
Dividends payable (1)	356,344	223,571
Insurance and reinsurance	157,258	240,803
Deposits received from third parties	67,819	84,436
Related parties (Note 28)	56,868	72,316
Hedging operations (2)	47,203	6,405
Agreements in transport contracts	29,802	37,941
Various creditors	385,401	331,333
	9,760,093	8,449,041
Non-current
Deposits received from third parties	527	1,109
Various creditors	15,809	19,955
	16,336	21,064

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	Corresponds to dividends declared by Oleoducto de los Llanos Orientales S.A. COP$73,587, Oleoducto Bicentenario de Colombia S.A.S COP$212,724, Oleoducto Central S.A. COP$34,502, Inversiones de Gases de Colombia S.A. COP$31,816 and Ecopetrol S.A. COP$3,716 and payable to third parties.
(2)	Corresponds to the payable account for the settlement of swap contracts acquired to hedge the risk of crude export prices.

The carrying amounts of trade and other payables approximate their fair value, due to its short-term nature.

19.    Provisions for employee benefits

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Post–employment benefits
Healthcare	7,285,586	7,193,527
Pension (1)	3,372,901	2,819,985
Education	475,615	485,792
Bonds	386,713	342,669
Other plans	104,891	102,632
Termination benefits – Voluntary retirement plan (2)	686,534	713,407
	12,312,240	11,658,012
Social benefits and salaries	537,777	674,080
Other long-term benefits	86,516	91,575
	12,936,533	12,423,667
Current	1,926,005	2,022,137
Non–current	11,010,528	10,401,530
	12,936,533	12,423,667

(1)	Corresponds to pension liabilities and plan assets, net. During 2021 the portfolios of the plan assets have been decreased considering the fair value valuation (Note 19.1).
(2)	It includes the obligation for the new voluntary retirement plan, on which Ecopetrol made offers to a part of its workers during 2020, to which 12 workers in 2021 and 421 in 2020 have accepted. This plan was approved at the end of 2019 by the Company's Board of Directors and includes the retirement of employees from January 2020 until December 2023, through 4 modalities: Compliance with the work cycle (pension), Retirement Plan A (Rent), Retirement Plan B (Bonus) and Enhanced Compensation.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table shows the movement in profit and loss and in other comprehensive income for the periods ended June 30:

	Six-month period ended
	June 30,
	2021	2020

	(Unaudited)
Profit or loss
Interest expense, net	319,540	306,050
Service cost	38,368	59,052
	357,908	365,102
Other comprehensive income
Pension and bonds	(511,273)	(64,897)
Others	—	(63)
	(511,273)	(64,960)
Deferred tax	153,382	19,488
	(357,891)	(45,472)

19.1    Plan assets

Plan assets are represented by the resources held by pension trusts for the payment of the pension liabilities and pension bonds; what concerns health and education are the responsibility of Ecopetrol. The destination of the resources of the pension trusts, as well as their yields, cannot be changed of destination or returned to the Company until all the obligations are fulfilled. The balance of plan assets is COP$12,564,206 and COP$13,172,965 as of June 30, 2021 and December 31, 2020, respectively. Level 1 of fair value hierarchy corresponds to 37,6% (2020 – 23,3%) and 62,4% (2020 – 76,7%) are under level 2.

20.    Accrued liabilities and provisions

	Abandonment		Environmental
	and dismantling		contingencies and
	costs	Litigations	others	Total
Balance as of December 31, 2020	11,239,325	118,139	1,070,266	12,427,730
Update in abandonment costs	(58,793)	—	—	(58,793)
Additions (recoveries)	(5,663)	206,515	93,215	294,067
Uses	(177,617)	(1,136)	(38,796)	(217,549)
Financial cost	143,593	—	—	143,593
Foreign currency translation	92,485	308	22,146	114,939
Transfers	(2,200)	—	(47,545)	(49,745)
Balance as of June 30, 2021 (unaudited)	11,231,130	323,826	1,099,286	12,654,242

Current	761,633	30,762	226,681	1,019,076
Non-current	10,469,497	293,064	872,605	11,635,166
	11,231,130	323,826	1,099,286	12,654,242

20.1   Abandonment and dismantling costs

The abandonment and dismantling obligation represents the Group's future obligation to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 4.13 of the financial statements for the year ended December 31, 2020. As these relate to long-term obligations, the liability is determined based on expected future payments discounted to present value at a rate indexed to the Group's financial obligations, considering the timing and risks relating to this obligation.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.2   Litigations

During 2021, second instance rulings unfavorable to the interests of Ecopetrol SA have been notified. These rulings are related to public works contributions, which led to the recognition of a provision for COP$199,712 for rulings that have a unified judgment and that may be subject to payment to the tax authority.

Nevertheless, Ecopetrol will continue to present the pertinent appeals against the rulings, to apply all the legal resources that may be appropriate to modify, totally or partially, rulings against issued.

20.3   Environmental contingencies and other

Corresponds mainly to obligations of environmental compensation and forced investment of 1% for the use, exploitation or affectation of natural resources imposed by national, regional and local environmental authorities. The obligation of forced investment of no less than 1% applies to all projects that requires an environmental license and that involves the use of water taken directly from surface or underground natural sources, either for human consumption, recreation, irrigation or any other activity, in accordance with the provisions of the Law 99 of 1993, article 43, Decree 1900 of 2006, Decrees 2099 of 2017 and 075 and 1120 of 2018 and article 321 of Law 1955 of 2019 in relation to the projects that Ecopetrol develops in the regions.

The National Government, through the Ministry of Environment and Sustainable Development, issued in December 2016 and in January 2017 Decrees 2099 and 075, through which it modifies the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, in related to forced investment of not less than 1%. The decrees included modifications and guidelines regarding the geographical scope for the execution of activities for the fulfillment of the obligation, investment lines and the calculation of the base for the settlement of the obligations. Likewise, June 30, 2017 was defined as the maximum date to modify the Investment Plans that are in execution.

In 2019, Law 1955/2019 was issued, which in its Article 321, defined the items to carry out the liquidation of the forced investment of no less than 1% and established all those holders of an environmental license who have pending investments to the date of promulgation of said Law, to update the value of the settlement base of the investment of 1% within the defined period, either by accepting the percentage of increase according to the year of start of activities authorized in the environmental license, or by the formula defined in the first paragraph of the said article. Therefore, Ecopetrol carried out the recertification of the settlement base and the acceptance of the percentage of updating of the investment values of 1% in more than 90 environmental licenses, generating a lower provision for this obligation. In 2021 and 2020, ANLA has ruled through resolutions on 90% of the requests submitted in relation to article 321 of Law 1955. Ecopetrol has filed an appeal for reconsideration with ANLA in most cases, which are under review by this authority during 2021. Ecopetrol is managing the contracts for the execution of these obligations.

20.4   Contingencies

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018, the carriers Frontera Energy Colombia Corp. (Frontera), Canacol Energy Colombia S.A.S. (Canacol) and Vetra Exploración y Producción Colombia S.A.S. (Vetra and, together with Frontera and Canacol, the Carriers) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (Bicentenario) alleging there were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the Transport Agreements). Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fulfill their obligations under the Transport Agreements in a timely fashion.

Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On October 19, 2018, Bicentenario notified Frontera of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in such clause. Such discussions ended without an agreement on December 19, 2018. On January 28, 2019, Bicentenario filed an Arbitration Claim against Frontera in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements. Similarly, on November 1, 2018, Bicentenario notified Vetra and Canacol of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in each such respective clause. Such discussions ended without agreement in March 2019.

During 2021 the arbitration proceedings between Bicentenario, Vetra and Canacol were completed. For more details on this matter, see section “Bicentenario, Cenit and Frontera Settlement Agreement” below.

Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”)

In 2018, the Company filed an arbitration claim against Grupo Frontera for: - The improper termination of the transportation contracts for the Caño Limón Coveñas Pipeline. Cenit considers that the amounts owed by Frontera for this concept as of June 30, 2020, are COP$ 334,583.

The abovementioned fees dispute was at the root of the opposition manifested by Frontera Group against the application of the fees defined by the Ministry of Mines and Energy for the period 2015-2019. The rate differential amounts to COP$ 110,254 which was placed by Frontera in a trust fund, whilst the balance of the debt according to Cenit’s accounting records on the same date are COP$ 99,734, thus evidencing that the amounts receivable are funded.

Frontera has not paid the component of the fee related to the abandonment fund to which Cenit considers they are entitled by virtue of the application of resolutions 31480 and 31661 issued by the Ministry of Mines and Energy. Frontera Energy Group owed COP$ 9,663 in connection therewith.

Settlement Agreement:

1.Bicentenario, Cenit and Frontera Settlement Agreement:

On November 17, 2020, Cenit, Bicentenario and Frontera reached an agreement, for the joint filing of a petition for a binding settlement which, upon completion and approval by the competent Colombian court, will resolve all the disputes pending among them, related to the Caño Limón – Coveñas pipeline, and will terminate all the pending arbitration proceedings related to such disputes. This transaction eliminates any uncertainty related to the potential outcomes of the disputes, thus protecting the interests of all the parties and those of their stakeholders and create new business opportunities for the parties involved. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for the Bicentenario and Caño Limón – Coveñas pipelines.

Frontera will also enter into new transportation contracts with Cenit and Bicentenario. Frontera will transfer to Cenit its 43.03% stake in Bicentenario´s shareholdings. The new ship or pay commitment is projected to be approximately 3,900 bbls/day, based on the current oil price, for a term of five years subject to adjustments, at a current fee of COP$11.5/bbl. Frontera will not have to make payments for oil it may have to ship through alternate pipelines. These contracts will allow Cenit and Bicentenario to obtain payment of certain amounts included in the settlement, during the term of the contracts. The arrangement is conditional upon certain regulatory approvals, including approval of the settlement arrangement as a conciliation under Colombian law, which requires an opinion from the Attorney General’s Office (Procuraduría General de la Nación) which was issued on March 24, 2021 and approval of the Administrative Tribunal of Cundinamarca. As of the date of this report the final approval by the Administrative Tribunal of Cundinamarca is pending until September 30, 2021.

2.Bicentenario, Cenit and Canacol Settlement Agreement:

On October 30, 2020 Cenit and Canacol reached an agreement to settle all their disputes. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

contracts for the Caño Limón – Coveñas pipelines. On November 18, 2020, the competent arbitration tribunal approved the conciliation agreement entered into by Cenit and Canacol, according to which Canacol was obliged to transfer all its outstanding shares in Bicentenario to Cenit. Additionally, as part of the settlement, Canacol entered into new transportation contracts with Cenit. These contracts will allow Cenit to obtain payment of certain amounts included in the settlement, during the term of the contracts. On March 8, 2021 Bicentenario and Canacol reached an agreement to settle all their disputes. The agreement established a formula that seeks to end all contractual obligation disputes between the parties and settle all the outstanding obligations between the companies. Approval of the conciliation between Bicentenario and Canacol is issued, and the arbitration proceedings related to this dispute are finished.

3.Bicentenario, Cenit and Vetra Settlement Agreement:

On November 23, 2020, Cenit and Vetra reached an agreement to settle all their disputes. The settlement arrangement includes a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for Caño Limón – Coveñas pipelines. On February 18, 2021, the competent arbitration tribunal approved the conciliation agreement entered into by Cenit and Vetra, according to which Vetra is obliged to transfer all its outstanding shares in Bicentenario to Cenit and to make a cash payment for the remaining balance of the amounts included in the settlement.

On January 13, 2021, Bicentenario and Vetra reached an agreement to settle all their disputes. The agreement established a formula that seeks to end all contractual obligations between the parties and settle all the outstanding obligations between the companies. Approval of the conciliation between Bicentenario and Vetra is issued, and the arbitration proceedings related to this dispute are finished.

Refinería de Cartagena S.A.S.

1.    Court of arbitration

On March 8, 2016, Reficar filed a request for arbitration with the International Chamber of Commerce (the “ICC”) against Chicago Bridge & Iron Company NV, CB&I (UK) Limited and CBI Colombiana SA (jointly, “CB&I”), concerning a dispute related to the Engineering, Procurement, and Construction Agreements entered into by and between Reficar and CB&I for the expansion of the Cartagena Refinery in Cartagena, Colombia. Reficar is the Claimant in the ICC arbitration and seeks no less than USD$2 billion.

On May 25, 2016, CB&I filed its answer to the Request for Arbitration and the preliminary version of its counterclaim against Reficar, for approximately USD$213 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I.

On April 28, 2017, Reficar filed its non-detailed claim and, on the same date, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD$116 million and COP$387,558 million, including USD$70 million for a letter of credit compliance. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD$ 139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, Chicago Bridge and Iron Company (CB&I) submitted its reply to the Non-Exhaustive Statement of Defense to Counterclaim increasing its claims to approximately USD$137 million and COP$503,241 million, including interests. Likewise, CB&I presented its detailed defense to Reficar's claim.

Reficar filed its reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD$ 137 million.

Possibly related to this matter, as of December 31, 2020 there is a balance of approximately USD$122 million, in invoices paid by Reficar to CB&I, under the PIP and MOA Agreements of the EPC contract, whose supports provided to date by CB&I do not show acceptance by AMEC Foster Wheeler - PCIB.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In January 2020, McDermott International Inc. – CB&I parent company – commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Faced with this situation, Refinería de Cartagena has taken actions to protect its interests and has a group of experts with whom it will continue to evaluate other measures it may adopt in this new circumstance.

Because of the initiation of the reorganization process, the arbitration was suspended until July 1, 2020, as described below.

On January 21, 2020, Comet II BV, the successor in interest to Chicago Bridge & Iron Company NV, commenced bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Before the beginning of the insolvency process of Comet II BV, an automatic suspension of the initiation or continuation of any action, process or execution of judgment or award against Comet II BV became effective, which suspended the arbitration. On January 23, 2020, Comet II B.V. obtained an order from the Bankruptcy Court permitting it to, in its discretion, modify the automatic stay to permit it to proceed with litigation or other contested matters. On March 14, 2020, the Bankruptcy Court entered an order confirming a plan of reorganization, and the order provides for the stay against the arbitration to end upon the earlier of the effective date of the plan or August 30, 2020.- whichever would occur first. On June 30, 2020, McDermott International Inc. notified the occurrence of the effective date of the reorganization plan, for which the suspension of arbitration was lifted on July 1, 2020.

On May 6, 2020, the Superintendence of Companies ordered the judicial liquidation of CBI Colombiana SA, one of the defendants in the CB&I arbitration. On October 22, 2020, Reficar requested its recognition as a creditor of CBI Colombiana SA, up to the maximum amount of its claims in the arbitration. On January 15, 2021, the liquidator of CBI Colombiana SA accepted Reficar’s request.

On September 22, 2020, the tribunal scheduled the start of the hearings for May 2021. The outcome of the arbitration remains uncertain until such time as the arbitration ruling is issued.

2.    Investigations of control entities

Prosecutor’s Office:

To date, 3 legal proceedings are being carried out arising from the events related to the expansion and modernization project of the Refinería de Cartagena (the “project”).

Proceeding 1 – No. 110016000101201600023 - MOA - PIP y EPC

This process is being carried out against some prior members of the Refinería de Cartagena Board of Directors, Refinería de Cartagena ex workers, Chicago Bridge and Iron Company (CB&I) workers and the Reficar Statutory Auditor between 2013 and 2015; for the crimes of undue interest in the conclusion of contracts, misappropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public document.

On May 31, 2018, the Accusation Formulation Hearing was installed; however, on this date the jurisdiction of the judge in the case was challenged. For this reason, it was only possible to start it on November 29, 2018. On August 22, 2019, the accusation hearing ended and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims. On November 25, 2019, the preparatory hearing for the trial was installed.

On November 4, 2020 a hearing was arranged in which the judge of the case manifested his impediment that was resolved by the Superior Court of Bogotá, by means of an order of December 16, February 2021, declaring it unsupported and maintaining jurisdiction in the same court.

To date, the process is in place to develop the hearing.

Proceeding 2 - No. 110016000101201800132 Business line

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

This process is carried out for the crimes of aggravated unfair administration and obtaining a false public document, against previous members of the Board of Directors of Refinería de Cartagena and an ex-president of this company.

On August 5, 2019, the accusation formulation hearing was installed and finished and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims.

On November 18, 2019, the preparatory trial hearing was installed and it is currently being developed.

Proceeding 3 – No. 110016000101201800134 – Subscription of contract PMC - Foster Wheeler

This process is carried out for the crime of entering into a contract without legal requirements, against two ex-workers of the Refinería de Cartagena, who acted as ex-president in property and ex-president in charge, for the period for which the accusation is made.

On January 27, 2020, the accusation hearing was installed and finished, and Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims.

On March 11, 2020, the preparatory hearing for the trial was installed and it is currently being developed.

Office of the Comptroller General (Contraloría General de la República – CGR):

Financial Audit for the 2019 period

The CGR carried out a financial audit of the Cartagena Refinery between January 28, 2020 and May 20, 2020.

In the Final Audit Report, 3 findings of an administrative nature are established, and it is indicated (i) that the budget execution is reasonable, since the budget was prepared and executed in accordance with the applicable regulations, (ii) that the internal financial control was efficient, since it is adequate and effective controls against the risks that are inherent to the different processes, procedures and activities carried out during the 2019 period, (iii) that the accounting opinion is negative, since the CGR considered that the Financial Statements "do not present reasonably in all important respects, the financial situation as of December 31, 2019".

Financial Audit for the 2020 period

The CGR carried out a financial audit of the Cartagena Refinery between February 1 and May 27, 2021.

In the Final Audit report, 3 findings of an administrative nature are established, and it is indicated: (i) that the budget execution is reasonable, since the budget was planned, programmed and executed in accordance with the applicable regulations, (ii) that the Internal financial control was efficient, because it is adequate and effective controls against the risks that are inherent to the different processes, procedures and activities carried out during the 2020 period, (iii) that the accounting opinion is negative, since the CGR considered that the RUs "do not reasonably present, in all material respects, the financial situation as of December 31, 2020." Considering the above, the CGR did not terminate the fiscal account for the 2020 term.

Fiscal responsibility processes

Through Order No. 773 of June 5, 2018, the Office of the Comptroller General issued an order to file and impute fiscal responsibility within the process # PRF-2017-00309_UCC-PRF-005-2017 and impute responsibility to:

i.Nine (9) ex-members of the Board of Directors of Refinería de Cartagena

ii.Five (5) ex-workers of Refinería de Cartagena

iii.One (1) ex-worker of Ecopetrol

iv.Five (5) contractor companies that provided their services during the execution of the project,

v.Four (4) insurance companies and two (2) reinsurers, as a civilly responsible third party.

Additionally, in the order it was required to form an independent process in relation to the event that generates the late entry into operation of the refinery, which gives rise to a loss of profit; that is, the net profit not received by Reficar.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On April 26, 2021, the CGR issued a first instance ruling with fiscal responsibility for changes 2 and 3 that were made to the expansion and modernization project of the Refinería de Cartagena for a value of COP$2.9 thousands of millions in solidarity and as a gross fault against:

i.Seven (7) ex-members of the Board of Directors of Refinería de Cartagena

ii.Five (5) ex-workers of Refinería de Cartagena

iii.Four (4) contractor companies that provided their services during the execution of the project,

iv.Four (4) insurance companies.

On June 3, 2021, the CGR decided on the appeals for reconsideration and resolved, among other matters: (a) not to reconsider and confirm the first instance ruling for one of the parties, (b) partially reinstate the first instance decision to the insurance companies, (c) partially correct the ruling, and (d) grant the appeals filed.

On July 6, 2021, the CGR's Fiscal and Sanction Chamber decided the degree of consultation and the appeals filed by the parties and resolved, among other matters: (a) to deny the appeals, and (b) to confirm the order that resolved appeal for reconsideration.

Refinería de Cartagena and Ecopetrol S.A. are not part of these processes.

As of the date of this report, the financial statements continue to adequately disclose the Group's financial and operational situation in all material aspects and its internal controls remain in force and therefore the ruling does not generate any impact on the companies.

21.    Equity

21.1   Subscribed and paid–in capital

Ecopetrol’s authorized capital is COP$36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to COP$11,499,933 comprised by 18,883,305,310 shares. As of June 30, 2021, and December 31, 2020, subscribed and paid–in capital is COP$25,040,067. There is no potential dilution of shares.

21.2   Additional and paid–in capital

It mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for COP$4,457,997, (ii) COP$31,377 the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, (iii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of COP$2,118,468, and (iv) additional paid–in capital receivable of COP$(143).

21.3   Equity reserves

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Legal reserve	4,737,788	4,568,980
Fiscal and statutory reserves	509,082	509,082
Occasional reserves (1)	5,377,359	4,557,074
Total	10,624,229	9,635,136

(1)	Ecopetrol’s General Meeting of Shareholders, held on March 26, 2021, approved the 2020 profit distribution project and recognized a reserve of COP$5,377,359 (2020: COP$4,557,074) in order to support the Company’s financial sustainability and flexibility in development of your strategy.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movement of the equity reserves is the following:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Opening balance	9,635,136	3,784,658
Release of reserves	(5,066,156)	(540,826)
Appropriation of reserves	6,055,249	6,391,304
Closing balance	10,624,229	9,635,136

21.4   Retained earnings and payment of dividends

The Group distributes dividends based on Ecopetrol’s separate financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The General Assembly of Shareholders of Ecopetrol S.A. on March 26, 2021, decreed dividends on the profit for 2020, for a value of $698,984. On April 22, 2021, dividends were paid for $696,387 for 100% of the shareholders, and the subsidiaries paid $454,154. As of June 2021, the total of dividends paid is $1,150,541.

The General Assembly of Shareholders of Ecopetrol S.A. on March 27, 2020, decreed dividends on the profit for 2019, for $ 7,401,005. As of June 2020, dividends have been paid for $1,751,706 to the shareholders, and the subsidiaries paid $584,854. The total of dividends paid is $2,336,560.

21.5   Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Foreign currency translation (1)	14,933,449	11,794,201
Hedges of a net investment in a foreign operation	(3,342,405)	(1,494,926)
Actuarial gain on defined benefit plans	(2,618,880)	(2,260,989)
Cash flow hedges for future exports	(356,505)	(136,470)
Cash flow hedge with derivative instruments	(34,030)	44,132
Others	1,699	1,114
	8,583,328	7,947,062

(1)	Includes the realization of other comprehensive income for COP$ 361,728 from the sale of the participation in the capital stock of Offshore International Group (OIG).

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.    Revenue from contracts with customers

	Six-month period ended
	June 30,
	2021	2020

	(Unaudited)
National sales
Mid–distillates (1)	6,693,474	4,537,459
Gasolines and turbo fuel (1)	6,008,990	3,021,094
Natural gas	1,470,647	1,339,952
Services	1,455,204	1,457,989
Plastic and rubber	719,638	334,937
L.P.G. and propane	360,361	159,937
Fuel gas service	346,308	330,272
Asphalts	279,851	215,060
Polyethylene	170,346	60,708
Aromatics	121,718	74,936
Crude	86,399	117,457
Fuel oil	17,133	19,219
Other income - Gas contracts (2)	1,790	28,572
Other products	218,809	203,810
Cash flow hedging (3)	(8)	—
	17,950,660	11,901,402
Foreign sales
Crude (3)	14,380,121	9,612,415
Diesel	2,075,001	1,243,219
Fuel oil (3)	1,108,341	422,833
Plastic and rubber	1,010,593	575,980
L.P.G. and propane	27,802	6,157
Natural gas	23,828	7,742
Cash flow hedging (3)	(124,428)	(715,169)
Gasolines y turbo fuels	—	153,680
Other products	266,846	433,654
	18,768,104	11,740,511
	36,718,764	23,641,913

(1)	Includes (i) the revenue from contracts with customers for COP$9,246,560 (2020: (COP$7,150,686)) and ii) the value recognized by price differential for COP$3,455,904 (2020: (COP$407,867)), corresponding to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).
(2)	Corresponds to the income on the participation in the profits of gas sales, according to the agreement signed between Ecopetrol and Hocol (considering the assets purchase agreement signed with Chevron to acquire the stake owned by the latter in the Guajira Association as of May 1, 2020), for the extension of the association contract for the exploitation of gas in La Guajira.
(3)	Includes accumulated as of June 30 the result of hedging for future exports (Note 27.3) for COP$81,095 (2020: COP$97,111) and operations with derivative financial instruments for COP$43,341 (2020: COP$618,058).

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.    Cost of sales

	Six-month period ended
	June 30,
	2021	2020

	(Unaudited)
Variable costs
Depreciation, depletion and amortization	3,169,536	2,953,636
Imported products (1)	6,226,515	4,127,712
Purchases of crude in associations and concessions (2)	3,918,432	1,708,271
Hydrocarbon purchases - ANH (3)	2,460,508	1,284,644
Hydrocarbon transportation services	449,215	436,187
Electric energy	506,011	544,479
Gas royalties in cash	515,160	417,255
Processing materials	402,041	421,551
Purchases of other products and gas	352,677	301,996
Services contracted in association	124,214	127,708
Others (4)	(1,955,697)	896,395
	16,168,612	13,219,834
Fixed cost
Depreciation and amortization	1,396,027	1,442,247
Labor costs	1,145,398	1,181,037
Maintenance	1,075,034	1,006,407
Contracted services	809,689	776,300
Contracted services in associations	557,410	593,567
Taxes and contributions	396,015	321,320
Materials and operating supplies	246,622	220,215
Hydrocarbon transport services	27,979	120,563
General costs (5)	120,655	28,099
	5,774,829	5,689,755
	21,943,441	18,909,589

(1)	The imported products correspond mainly to ACPM and diluent to facilitate the transport of heavy crude oil.
(2)	The increase in purchases corresponds to 1) new contracts with third parties to support the recovery of refinery loads and 2) the increase in prices associated to the recovery of international indicators.
(3)	It corresponds to the purchases of crude oil from royalties that Ecopetrol makes to the National Agency of Hydrocarbons (ANH) derived from the national production.
(4)	Corresponds to: i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value (VNR) and iii) other charges that can be capitalized to projects. The variation corresponds to the recovery of international indicators that affects the valuation and higher volumes.
(5)	Includes the transfer to operating expenses of the costs related to the Barranca refinery units without production due to the decrease in loading capacity due to the health emergency.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.    Administrative, operation and project expenses

	Six-month period ended
	June 30,
	2021	2020

	(Unaudited)
Administration expenses
General expenses	560,614	614,607
Labor expenses (1)	548,535	673,488
Depreciation and amortization	35,610	45,800
Taxes	34,141	38,057
	1,178,900	1,371,952
Operation and project expenses
Commissions, fees, freights and services	269,201	344,553
Taxes	220,745	197,011
Labor expenses	151,797	155,503
Exploration expenses	235,402	177,599
Depreciation and amortization	96,472	84,841
Fee for regulatory entities	75,141	51,318
Maintenance	59,045	48,866
Others	53,410	60,933
	1,161,213	1,120,624

(1)	It includes since 2020 the recognition of the new voluntary retirement plan for 12 workers in 2021 and 421 in 2020.

25.    Other operating (expenses) income

	Six-month period ended
	June 30
	2021	2020

	(Unaudited)
Provision expenses	(298,798)	(45,552)
Disposals	(28,091)	(17,810)
Impairment loss of current assets	(18,844)	(7,304)
Gain in acquisition of participation in joint operations (1)	—	1,373,112
Effect of control loss on subsidiaries (2)	—	65,570
Other income	45,418	43,358
	(300,315)	1,411,374

(1)	As of June 2020, result in the acquisition of Guajira: Ecopetrol $1,284,372 and Hocol $88,740.
(2)	Effect of the recognition of the reduction of net assets due to the loss of control due to the opening of the judicial liquidation process of Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.     Financial result

	Six-month period ended
	June 30
	2021	2020

	(Unaudited)
Finance income
Results from financial assets	57,706	507,574
Yields and interests	67,855	179,505
(Loss) gain on derivatives valuation	(9,931)	87,959
Gain in settlement of derivatives	16,031	-
Dividends	27	22
Other financial income	8,921	18,035
	140,609	793,095
Financial expenses
Loans and borrowings (1)	(1,166,137)	(1,138,478)
Financial cost of other liabilities (2)	(512,836)	(573,410)
Results from financial assets	(48,929)	(378,557)
	(1,727,902)	(2,090,445)
Foreign exchange loss
Foreign exchange (loss) gain	(258,101)	32,991
Realized gain of other comprehensive income from the sale of a joint venture (Note 12)	361,728	—
	103,627	32,991
	(1,483,666)	(1,264,359)

(1)	For the six month periods ended June 30, 2021, interest capitalized in natural resources and property, plant and equipment totaled $122,651(2020 – $129,458).
(2)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

27.    Risk management

27.1    Exchange rate risk

The Group operates mainly in Colombia and makes sales in the local and international market, for this reason, it is exposed to exchange rate risk. The impact of fluctuations in exchange rates, especially the peso / U.S exchange rate.

As of June 30, 2021, the Colombian peso depreciated 9.2% from a closing rate as of December 31, 2020 of COP$3,432.50 to COP$3,748.50 pesos per U.S. dollar. When the Colombian peso depreciates against the U.S. dollar, exports revenue increase when converted to pesos; likewise, imported goods, and interest on foreign debt denominated in the U.S. dollars become more expensive.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

	As of June 30,	As of December 31,
(USD$ Millions)	2021	2020
	Unaudited
Cash and cash equivalents	292	197
Other financial assets	708	1,164
Trade receivables and payables, net	498	203
Loans and borrowings	(11,660)	(11,814)
Other assets and liabilities, net	83	277
Net liability position	(10,079)	(9,973)

Of the total net position, USD$(10,079) million correspond to net liabilities of companies with the Colombian peso functional currency, of which USD$(9,615) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the valuation for exchange difference of the remaining net liabilities for USD$(464) million affect the profit or loss statement. Likewise, USD$(260) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency different from the Colombian peso, whose valuation is recognized in the profit or loss statement.

27.2    Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of June 30, 2021:

Scenario / variation in	Effect on income	Effect on other
the exchange rate	before taxes +/–	comprehensive income +/–
1%	17,380	360,431
5%	86,900	1,802,156

27.3    Cash flow hedge for future exports

In order to express in the financial statements the effect of the natural hedge existing between exports and debt, understanding that the exchange rate risk materializes when exports are made, on September 30, 2015, the Board of Directors designated the sum of USD$5,440 million of Ecopetrol's debt as a hedge instrument for its future income from crude exports, for the period 2015 - 2023, in accordance with IFRS 9 - Financial Instruments.

In accordance with Resolution 509 of 2015 of the General Accounting Office of the Nation, this accounting policy for recognition of hedges was adopted by Ecopetrol as of January 1, 2015.

The following is the movement of this non-derivative hedging instrument:

(USD$ Millions)	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Opening balance	1,300	1,300
Reassignment of hedging instruments	269	1,230
Realized exports	(269)	(1,230)
Closing balance	1,300	1,300

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement in the other comprehensive income:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Opening balance	(136,470)	(135,748)
Exchange difference	(410,800)	(201,967)
Realized exports (Note 22)	81,095	193,374
Ineffectiveness	14,190	9,779
Deferred tax (Note 10)	95,480	(1,908)
Closing balance	(356,505)	(136,470)

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

	Before
Year	taxes	Taxes	After taxes
2021 (Jul-Dec)	113,722	(34,301)	79,421
2022	227,445	(68,602)	158,843
2023	169,308	(51,067)	118,241
	510,475	(153,970)	356,505

27.4    Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from June 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

Ecopetrol designated as hedged items its net investments in Oleoducto Central S.A. (Ocensa), Ecopetrol América LLC., Hocol Petroleum Ltd. (HPL) and Refinería de Cartagena S.A.S. (Reficar); and as a hedging instrument a portion of its debt denominated in US dollars in a total amount equivalents to USD$5,200 million.

During 2021, the Company made an extension for USD$1,221 million to add a greater amount in Reficar. Additionally, during the month of June 2021, debt principal payments were made for USD$163 million. The total value hedged on June 30, 2021 is USD$8,315 million.

The following is the movement in the other comprehensive income:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Opening balance	1,494,926	1,130,583
Exchange difference	2,639,256	520,490
Deferred tax (Note 10)	(791,777)	(156,147)
Closing balance	3,342,405	1,494,926

27.5    Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover is financing needs.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the leverage index over the periods reported:

	As of June 30,	As of December 31,
	2021	2020
	(Unaudited)
Loans and borrowings (Note 17)	50,060,470	46,731,754
Cash and cash equivalents (Note 6)	(5,021,544)	(5,082,308)
Other financial assets (Note 9)	(1,398,708)	(3,071,659)
Net financial debt	43,640,218	38,577,787
Equity (Note 21)	59,991,045	53,499,363
Leverage (1)	42.11%	41.90%

(1)	Net financial debt / (Net financial debt + Equity)

28.    Related parties

The balances with associated companies and joint ventures as of June 30, 2021 and December 31, 2020 are as follows:

	Accounts	Other	Accounts	Loans	Other
	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited (1)	1,134	2,469	18,756	1,393,160	310
Ecodiesel Colombia S.A.	9,411	—	33,039	—	1
Associates
Gas Natural del Oriente S.A. E.S.P.	8,056	—	4,355	—	—
Extrucol S.A.	2,145	—	329	—	—
E2 Energía Eficiente S.A. E.S.P.	7,586	—	389	—	—
Balance as of June 30, 2021 (Unaudited)	28,332	2,469	56,868	1,393,160	311
Current	28,332	2,469	56,868	1,393,160	311
	28,332	2,469	56,868	1,393,160	311
	(Note 7)	(Note 11)	(Note 18)	(Note 17)

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited(1)	1,950	—	7,093	32,335	1,277,046	1,663
Ecodiesel Colombia S.A.	1,345	—	—	35,632	—	1
Offshore International Group Inc (2)	—	97,300	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	1,858	—	—
Extrucol S.A.	—	—	—	279	—	—
E2 Energía Eficiente S.A. E.S.P.	4,453	—	—	1,264	—	—
Serviport S.A.	—	—	—	948	—	—
Balance as of December 31, 2020	7,748	97,300	7,093	72,316	1,277,046	1,664
Current	7,748	97,300	7,093	72,316	1,277,046	1,664
	7,748	97,300	7,093	72,316	1,277,046	1,664
	(Note 7)	(Note 7)	(Note 11)	(Note 18)	(Note 17)

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

Loans receivable:

(2)	Savia Perú S.A. Loan granted by Ecopetrol S.A. This company is no longer part of the Business Group. See Note 12.

The main transactions with related parties for the six-month period ended June 30, are detailed as follows:

	2021		2020
		Purchases of		Purchases of
	Sales and	product and	Sales and	product and
	Services	other	Services	other

	( Unaudited)		( Unaudited)
Joint ventures
Equion Energía Limited	15,267	39,631	17,512	227,793
Ecodiesel Colombia S.A.	15,659	192,844	4,065	125,376
Offshore International Group Inc	—	—	23	—
	30,926	232,475	21,600	353,169
Associates
Gas Natural del Oriente S.A. E.S.P.	—	12,511	—	14,048
Extrucol S.A.	—	921	—	128
E2 Energía Eficiente S.A. E.S.P.	26,760	4,266	—	780
	26,760	17,698	—	14,956
	57,686	250,173	21,600	368,125

29.    Segments information

The description of the business segments can be seen in Note 4.19 of the consolidated financial statements as of December 31, 2020.

The following segment information is reported based on the information used by the Board of Directors, as the top party responsible for strategic and operational decisions of these business segments. The performance of the segments is based primarily on an analysis of income, costs, expenses and results for the period generated by each segment, which are regularly monitored.

The information disclosed in each segment is presented net of transactions among the Ecopetrol Business Group.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.1    Statement of profit or loss by segment

The following presents the consolidated statement of profit and loss by segment for the periods of six months ended June 30, 2021 and 2020:

	Six-month period ended June 30, 2021 (unaudited)
	Exploration and	Refining and	Transportation
	Production	Petrochemicals	and Logistics	Eliminations	Total
Third party sales	16,169,774	19,217,323	1,243,946	87,721	36,718,764
Inter–segment sales	11,679,399	1,928,371	4,382,986	(17,990,756)	—
Revenue	27,849,173	21,145,694	5,626,932	(17,903,035)	36,718,764
Costs of sales	(18,215,979)	(19,989,429)	(1,516,843)	17,778,810	(21,943,441)
Gross profit	9,633,194	1,156,265	4,110,089	(124,225)	14,775,323
Administration expenses	(753,773)	(323,607)	(201,972)	100,452	(1,178,900)
Operation and projects expenses	(581,649)	(459,873)	(157,506)	37,815	(1,161,213)
Impairment recovery of non–current assets	—	2,655	791	—	3,446
Other operating (expenses) income, net	(311,212)	(7,578)	18,499	(24)	(300,315)
Operating income	7,986,560	367,862	3,769,901	14,018	12,138,341
Financial result, net
Financial income	254,512	10,660	19,060	(143,623)	140,609
Financial expenses	(1,170,565)	(560,755)	(126,177)	129,595	(1,727,902)
Foreign exchange (loss) gain, net	(69,419)	(44,356)	217,402	—	103,627
	(985,472)	(594,451)	110,285	(14,028)	(1,483,666)
Share of profit of associates and joint ventures	13,337	101,899	—	—	115,236
Income before tax	7,014,425	(124,690)	3,880,186	(10)	10,769,911
Income tax	(2,491,766)	27,734	(1,177,327)	—	(3,641,359)
Net profit (loss) for the period	4,522,659	(96,956)	2,702,859	(10)	7,128,552
Net profit (loss) attributable to:
Group owners of parent	4,569,564	(184,163)	2,161,547	(10)	6,546,938
Non–controlling interest	(46,905)	87,207	541,312	—	581,614
	4,522,659	(96,956)	2,702,859	(10)	7,128,552
Supplementary information
Depreciation, depletion and amortization	3,309,558	790,252	597,835	—	4,697,645
Impairment of non–current assets	—	2,655	791	—	3,446

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Six-month period ended June 30, 2020 (unaudited)
	Exploration and	Refining and	Transportation
	Production	Petrochemicals	and Logistics	Eliminations	Total
Third party sales	16,634,009	12,394,018	6,146,779	(11,532,893)	23,641,913
Revenue	16,634,009	12,394,018	6,146,779	(11,532,893)	23,641,913
Costs of sales	(16,082,559)	(12,507,567)	(1,684,163)	11,364,700	(18,909,589)
Gross profit	551,450	(113,549)	4,462,616	(168,193)	4,732,324
Administration expenses	(881,656)	(419,430)	(199,171)	128,305	(1,371,952)
Operation and projects expenses	(552,999)	(429,976)	(177,266)	39,617	(1,120,624)
Impairment recovery (loss) of non-current assets	(518,173)	(688,914)	2,808	—	(1,204,279)
Other operating income, net	1,331,660	62,019	17,700	(5)	1,411,374
Operating income	(69,718)	(1,589,850)	4,106,687	(276)	2,446,843
Financial result, net
Financial income	799,806	68,305	75,669	(150,685)	793,095
Financial expenses	(1,375,333)	(604,489)	(261,584)	150,961	(2,090,445)
Foreign exchange (loss) gain, net	53,591	(645,442)	624,842	—	32,991
	(521,936)	(1,181,626)	438,927	276	(1,264,359)
Share of profit of associates and joint ventures	(28,308)	92,641	(2,368)	—	61,965
Income before tax	(619,962)	(2,678,835)	4,543,246	—	1,244,449
Income tax	(298,605)	784,339	(1,394,685)	—	(908,951)
Net profit (loss) for the period	(918,567)	(1,894,496)	3,148,561	—	335,498
Net profit (loss) attributable to:
Group owners of parent	(847,504)	(1,958,370)	2,547,158	—	(258,716)
Non-controlling interest	(71,063)	63,874	601,403	—	594,214
	(918,567)	(1,894,496)	3,148,561	—	335,498
Supplementary information
Depreciation, depletion and amortization	3,065,448	812,470	648,606	—	4,526,524
Impairment of non-current assets	(518,173)	(688,914)	2,808	—	(1,204,279)

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.2    Sales by product

	Sales by product - Segments
	Six-month period ended June 30, 2021 (unaudited)
	Exploration and	Refining and	Transportation
	Production	Petrochemicals	and Logistics	Eliminations	Total
National sales
Mid–distillates	—	6,705,637	—	(12,163)	6,693,474
Gasolines and turbo fuels	—	7,055,926	—	(1,046,936)	6,008,990
Natural gas	1,918,512	—	—	(447,865)	1,470,647
Services	52,504	91,731	5,626,932	(4,315,963)	1,455,204
Fuel gas service	—	349,955	—	(3,647)	346,308
Plastic and rubber	—	719,638	—	—	719,638
Asphalts	9,692	270,159	—	—	279,851
L.P.G. and propane	234,966	133,843	—	(8,448)	360,361
Crude	11,302,960	—	—	(11,216,561)	86,399
Polyethylene	—	170,346	—	—	170,346
Aromatics	—	121,718	—	—	121,718
Fuel oil	7,728	9,405	—	—	17,133
Other income - Gas contracts	1,790	—	—	—	1,790
Other products	7,839	1,062,422	—	(851,452)	218,809
Cash flow hedging	—	(8)	—	—	(8)
	13,535,991	16,690,772	5,626,932	(17,903,035)	17,950,660
Foreign sales
Crude	14,380,121	—	—	—	14,380,121
Diesel	—	2,075,001	—	—	2,075,001
Plastic and rubber	—	1,010,593	—	—	1,010,593
Fuel oil	—	1,108,341	—	—	1,108,341
Natural gas	23,828	—	—	—	23,828
L.P.G. and propane	27,802	—	—	—	27,802
Cash flow hedging	(124,436)	7	—	—	(124,429)
Other products	5,867	260,980	—	—	266,847
	14,313,182	4,454,922	—	—	18,768,104
	27,849,173	21,145,694	5,626,932	(17,903,035)	36,718,764

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Sales by product - Segments
	Six-month period ended June 30, 2020 (unaudited)
	Exploration and	Refining and	Transportation
	Production	Petrochemicals	and Logistics	Eliminations	Total
National sales
Mid-distillates	—	4,544,532	—	(7,073)	4,537,459
Gasolines and turbo fuels	—	3,534,581	—	(513,487)	3,021,094
Natural gas	1,720,897	—	—	(380,945)	1,339,952
Services	76,695	172,050	6,146,742	(4,937,498)	1,457,989
Fuel gas service	—	330,272	—	—	330,272
Plastic and rubber	—	334,937	—	—	334,937
Asphalts	10,498	204,562	—	—	215,060
L.P.G. and propane	108,967	53,202	—	(2,232)	159,937
Crude	5,649,371	—	—	(5,531,914)	117,457
Polyethylene	—	60,708	—	—	60,708
Aromatics	—	74,936	—	—	74,936
Fuel oil	1,784	17,435	—	—	19,219
Other income – Gas contracts	28,572	—	—	—	28,572
Other products	11,044	273,153	—	(80,387)	203,810
	7,607,828	9,600,368	6,146,742	(11,453,536)	11,901,402
Foreign sales
Crude	9,691,731	29	—	(79,345)	9,612,415
Diesel	—	1,243,219	—	—	1,243,219
Plastic and rubber	—	575,980	—	—	575,980
Gasolines and turbo fuels	—	153,680	—	—	153,680
Fuel oil	—	422,833	—	—	422,833
Natural gas	7,742	—	—	—	7,742
L.P.G. and propane	6,157	—	—	—	6,157
Cash flow hedging	(696,577)	(18,592)	—	—	(715,169)
Other products	17,128	416,501	37	(12)	433,654
	9,026,181	2,793,650	37	(79,357)	11,740,511
	16,634,009	12,394,018	6,146,779	(11,532,893)	23,641,913

30.    Subsequent events

Acquisition of Interconexión Eléctrica S.A. and financing sources

-	On June 23, 2021, Ecopetrol reported that the term of the Exclusivity Agreement that it signed with the Ministry of Finance and Public Credit, on February 12, and through which the process of Negotiation and due diligence activities for the potential acquisition of the outstanding shares held by the Ministry of Finance and Public Credit in Interconexión Eléctrica SA (“ISA”), equivalent to 51.4%, has been extended until August 31, 2021. Additionally, the Company has notified the Ministry of Finance and Public Credit of its decision not to condition the closing of the acquisition of ISA to the execution of a share issue. This decision is due to the favorable evolution of the financial situation of the Ecopetrol Group, which provides the flexibility to comply with the closing of the transaction through a loan with international banks, within the leverage parameters established in the business plan. The disbursement of said credit would be subject to the closing of the transaction.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	Through Resolution 1484 of June 29, 2021, the Ministry of Finance and Public Credit authorized the management of the issuance and placement of bonds in the international capital market up to an amount of USD$1.4 billion, to finance opportunities organic growth and the ordinary course of their business. This resolution does not in itself constitute an authorization for the issuance of securities or a financing operation, therefore Ecopetrol must carry out all the necessary approval procedures before its Board of Directors and the Ministry of Finance and Public Credit to carry out eventual debt operations charged to this authorization.
-	On July 30, 2021, Ecopetrol reported that through Resolution 1824 of that same date, the Ministry of Finance and Public Credit authorized the contracting of a contingent credit line (“Committed Credit Line”) up to an amount of USD$1.2 billion. It will have 2 years of availability for disbursements, counted from the signing, with the following conditions: capital amortizable at maturity within a period of 3 years from the date of signing the contract and an interest rate of Libor (6M) + 125 basis points.
-	The Board of Directors of Ecopetrol, in a session on Friday, July 30, 2021, authorized the Company's Legal Representative to present a binding offer to the Ministry of Finance and Public Credit to acquire 51.4% of the outstanding shares of Interconexión Eléctrica S.A. E.S.P - ISA. Said offer was presented that same day within the terms approved by the Board of Directors.
-	On August 11, 2021, Ecopetrol signed the Inter-administrative Share Purchase Agreement with the Ministry of Finance and Public Credit (“MHCP”) (by its acronym in Spanish), through which the Company acquires 569,472,561 shares of Interconexión Eléctrica S.A. ESP (“ISA”), equivalent to 51.4% of the outstanding shares of this company, which represent 100% ownership of the MHCP in said company.
-	On August 13, 2021, the Ministry of Finance and Public Credit (“MHCP”) authorized Ecopetrol S.A. to enter into an external credit loan with international banks for up to four billion dollars (USD$ 4,000 million), whose exclusive purpose will be to finance the acquisition of 569,472,561 shares of Interconexión Eléctrica S.A. ESP (“ISA”) equivalent to 51.4% of its outstanding shares, which represents 100% of the stake that MHCP has in ISA. The lenders under the credit facility are Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia, each with a 25% participation.
-	On August 20, 2021, the closing conditions of the Inter-Administrative Contract were satisfactorily met, the closing of the transaction took place with: i) the payment by Ecopetrol to the MHCP of the agreed price of COP$14,236,814 for all the shares, at COP 25,000 per share. Said payment was made in its equivalent in dollars of the United States of America for an amount of USD$3,673 million, using the representative market rate in force on the closing date of the transaction of COP$3,876.08/dollar; and ii) with the transfer of the shares to Ecopetrol S.A. as its new owner, and the respective entry in the ISA shareholders' book by the “Depósito Centralizado de Valores de Colombia S.A.”.
-	According to the transaction, Ecopetrol will measure the assets acquired and the liabilities assumed in proportion to its participation in accordance with the definitions of IFRS 3 - Business Combinations.In the financial statements as of September 30, 2021, Ecopetrol will have more information of the transaction to disclose according to the fair value measurement process.

Legal aspects generated from the Acquisition of Interconexión Eléctrica S.A.

-	On July 21, 2021, Ecopetrol was named as defendant within a public action (acción popular). The acción popular was filed with the First Section of the Administrative Tribunal of Cundinamarca by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”). The complaint sought, among other things, to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol unless a competitive bid was undertaken. Accordingly, Fundación Dilo as plaintiff requested preliminary injunctive relief to suspend all actions aimed to close the Acquisition.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	On July 28, 2021, Ecopetrol filed a statement in opposition to such request for preliminary injunctive relief and, on August 6, 2021, formally filed its response to the public action. In its response, Ecopetrol opposed the injunctive relief and the action popular on the grounds that the claim has no legal basis. In addition, Ecopetrol presented the technical, financial, and legal arguments that show that Fundación Dilo did not comply with the legal requirements for said preliminary injunctive relief measure to be granted. Ecopetrol argued that the potential sale of the Nation’s ownership in ISA does not contravene the Colombian legal regime. Furthermore, the consummation of the Acquisition is expected to generate benefits to both the Nation and Ecopetrol and does not threaten or contravene any of the collective rights invoked by the claimant. The MHCP also filed a similar response.
-	On September 14, 2021, the Colombian Judicial Branch issue two orders which have not been yet notified: 1) Denying the cautionary measure requested by the popular action and 2) setting date for the hearing agreement.
-	Because the ISA Acquisition was consummated on August 20, 2021, Ecopetrol does not expect the court to issue any injunction in connection with the public action.

Financing activities

Since June 30, 2021, Ecopetrol entered into the following financing agreements:

-	On August 17, 2021, the Company entered into the Acquisition Loan. The Acquisition Loan (i) is payable at maturity on August 18, 2023 and (ii) bears an interest rate of 3-month LIBOR + 80 basis points. On August 20, 2021, US$3,672,000,000 was disbursed under that Acquisition Loan in connection with the closing of the Acquisition of ISA.
-	On August 17, 2021, the Company also entered into a committed credit line for up to US$1,200,000,000 to finance general corporate purposes in the ordinary course of business, including the strengthening of our liquidity position in case of eventual organic growth opportunities, risk mitigation in connection with unexpected fluctuations in oil prices, and reduction of specific upcoming refinancing needs at flexible and competitive borrowing costs.

Ecopetrol Singapore Pte Ltd.

-	On July 1, 2021, Ecopetrol notified the constitution process conclude of Ecopetrol Singapore Pte Ltd., a company in which it will directly own 100% of its share capital. In turn, the aforementioned company will own 100% of the share capital of Ecopetrol Trading Asia Pte Ltd., whose main purpose will be the international commercialization of crude and refined products of the Ecopetrol Group and of third parties in Asia. Both companies will be domiciled in Singapore.

Approval for Ecopetrol issuance of shares

-	The Board of Directors of Ecopetrol S.A,, on August 27, 2021, approved the Issuance and Placement Regulations of the third round of the Program for the Issuance and Placement of ordinary shares, provided for in Law 1118 of 2006. Both the Regulations and other documentation required by law, will be submitted to be considered by the Superintendencia Financiera de Colombia with the purpose that said entity gives its authorization on the Program.

In accordance with the potential issuance or issuances carried out under the Program, the Nation will maintain at least 80% of the subscribed and outstanding capital of Ecopetrol, as defined by Law 1118 of 2006.

The Program includes a term of 5 years, within which Ecopetrol could carry out one or more share issues for the specific purpose of finance the execution of its corporate strategy and its energy transition plan, including: (i) projects for organic growth, (ii) opportunities for inorganic growth and (iii) the strengthening of Ecopetrol's financial position and/or the reduction of its liabilities.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The approvals given by the Board of Directors of Ecopetrol and by the Superintendencia Financiera de Colombia, related to the Program, will provide to the Company the option of capital management to development the energy transition strategy, and it cannot generate any commitments or obligations to offer shares. The issues within the framework of the Program will be subject to the existence of favorable market conditions for the placement.

Credit rating update

-	On August 31, 2021, Moody’s Investors Service re-affirmed rating at Baa3 for Ecopetrol S.A. but changed the outlook from stable to negative. On October 6, 2021, Moody’s Investors Service affirmed Colombia’s Baa2 sovereign rating and changed its outlook to stable from negative.

Tax Reform in Colombia

-	On September 7, 2021, Congress approved a new tax bill, which was sanctioned on September 14 and contains several modifications to the tax reform proposal that was withdrawn in May 2021, including mainly considerations of electronic billing process, complements for tax normalization in Colombia, incentives for economic reactivation and certain increases to current applicable income tax rates, which increases will become effective as of January 1, 2022. The effect in deferred tax is not material.

Investigations of control entities related to Refinería de Cartagena

-	On September 16, 2021, through a press release issued by the Office of Contraloría General de la República, Ecopetrol became aware that on August 26, 2021, the Ordinary Process of Fiscal Responsibility PRF-80011-2018-33300 was opened, claiming alleged damages of COP$942,795 consisting of: US$21 million in unidentified expenses related to the expansion and modernization project of Refinería de Cartagena and the remaining amount in financing funds not reflected in executed expenses. Upon obtaining knowledge of the abovementioned press release, the Refinería de Cartagena sent a communication to the control entity verifying the executed and planned expenses and requesting clarification as to what the control entity refers to as unidentified expenses to prepare the corresponding explanations.
-	The persons accused of alleged abuse of fiscal responsibility are the Chief Executive Officers as well as the Chief Financial Officers of the Refinería de Cartagena from 2014 to 2019, among whom is the current Chief Financial Officer of Ecopetrol. Except as noted above, the information related to the Process is reserved.

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Unaudited financial information related to consolidated companies, associates and joint ventures

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	Assets	Liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	17,399,704	(622,240)	30,655,028	13,255,324
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	13,521,453	2,205,851	16,193,169	2,671,716
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	11,115,882	(8,661)	11,115,927	45
Oleoducto Central S. A. - Ocensa	U.S. Dollar	72.65%	Pipeline transportation of crude oil	Colombia	Colombia	3,239,646	1,140,462	6,530,528	3,290,882
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	3,708,980	237,226	3,709,136	156
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	2,641,647	104,270	3,075,155	433,508
Hocol S.A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Cayman Islands	Colombia	2,885,017	238,196	4,349,170	1,464,153
Esenttia S.A.	U.S. Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,084,196	159,923	2,905,531	821,335
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	2,153,211	105,098	8,311,108	6,157,897
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	55.97%	Pipeline transportation of crude oil	Colombia	Colombia	1,756,440	140,561	3,625,177	1,868,737
Oleoducto de Colombia S. A. – ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	431,796	187,200	585,068	153,272
Black Gold Re Ltd.	U.S. Dollar	100%	Reaseguradora para compañías del Grupo Empresarial Ecopetrol	Bermuda	Bermuda	910,296	(4,845)	1,068,795	158,499
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	1,452,098	79,911	1,452,672	574
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	788,011	202,735	1,432,716	644,705

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	Assets	Liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51.88	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	599,684	122,951	625,859	26,175
Alcanos de Colombia S.A. E.S.P. (3)	Colombian peso	29.61	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement and compression stations.	Colombia	Colombia	318,308	57,206	746,076	427,768
Metrogas de Colombia S.A E.S.P. (3)	Colombian peso	33.49	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	56,786	8,618	114,841	58,055
Gases del Oriente S.A. E.S.P. (3)	Colombian peso	48.50	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	83,983	19,592	193,661	109,678
Promotora de Gases del Sur S.A. E.S.P. (3)	Colombian peso	31.44	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	48,452	12,822	74,456	26,004
Combustibles Líquidos de Colombia S.A E.S.P. (3)	Colombian peso	41.61	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	55,662	574	75,392	19,730
Gasoducto de Oriente S.A (3)	Colombian peso	31.61	Design and construction of hydrocarbon production and treatment plants, construction of hydrocarbon transmission lines.	Colombia	Colombia	573	(13)	585	12

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	Assets	Liabilities

Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	9,135,364	159,213	9,144,503	9,139
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	4,699,599	76,740	5,016,981	317,382
Ecopetrol Oleo é Gas do Brasil Ltda.	Brazilian real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	1,889,228	(49,359)	1,932,152	42,924
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	266,101	110,500	483,316	217,215
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	57,575	(303)	60,018	2,443
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	33,658	(117,673)	52,569	18,911
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	12,307	(1,049)	32,412	20,105
Ecopetrol Energía S.A.S E.S.P.	Colombian peso	100%	Energy supply service	Colombia	Colombia	16,249	3,588	108,339	92,090
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	10,521	3,531	77,202	66,681
Topili Servicios Administrativos S de RL De CV.	Mexican peso	100%	Specialized management services	Mexico	Mexico	57	(17)	59	2
Kalixpan Servicios Técnicos S de RL De CV.	Mexican peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	62	(16)	64	2

Ecopetrol S.A.

Notes to the unaudited interim condensed consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership
	Functional	Interest		Country/	Geographic area		Profit (loss)	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	of operations	Net equity	for the period	Assets	Liabilities
Associates
Serviport S.A. (2)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections and load measurements	Colombia	Colombia	17,430	568	45,457	28,027
Sociedad Portuaria Olefinas y Derivados S.A. (1)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks or service to the general public	Colombia	Colombia	5,297	192	7,943	2,646
Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	2,767,907	25,726	2,866,038	98,131
Ecodiesel Colombia S.A. (1)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	96,507	23,162	182,658	86,151

(1)	Information available as of May 31, 2021.
(2)	Information available as of September 30, 2020, the investment is totally impaired.
(3)	Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.